

VIA FACSIMILE AND U.S. MAIL

June 19, 2008

Mr. Thomas J. McInerney
Executive Vice President and Chief Financial Officer
IAC/InterActiveCorp
555 West 18th Street
New York, New York 10011

> **Re:** **IAC/InterActiveCorp**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 7, 2008**
> **File No. 0-20570**

Dear Mr. McInerney:

We have reviewed your response dated June 3, 2008 to our comment letter dated
May 15, 2008 and have the following additional comment. Please provide a written
response to our comment. Please be as detailed as necessary in your explanation. We
may ask you to provide us with information so that we may better understand your
disclosure. After reviewing this information, we may or may not raise additional
comments.

Form 10-K for Fiscal Year Ended December 31, 2007

Note 2 – Summary of Significant Accounting Policies, page 86
Revenue Recognition, page 86
Ticketmaster, page 86

1. We reviewed your response to comment two in our letter dated May 15, 2008. In
   accordance with the guidance in Rule 5-03(b)(7) of Regulation S-X, please
   classify interest income as a component of non-operating income or explain to us
   in further detail why it is appropriate to classify interest income as revenue. Since
   such interest income is generated from the investment of funds and does not result
   from transactions with customers, please clarify why revenue classification is
   appropriate and why you believe this interest income is substantively different
   from the interest income you classify within non-operating income. Additionally,
   explain why you believe the segregation of funds collected on behalf of customers

impacts the classification of interest income received on such funds. In your response, please provide us with the amount of interest income included in revenue for all periods presented.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Sarah Goldberg, Assistant Chief Accountant, at (202) 551-3340 or, in her absence, Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief